April 6, 2007

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:                            FPL Group, Inc., Commission File No. 1-8841

Proxy Materials for 2007 Annual Meeting of Shareholders

Ladies and Gentlemen:

Pursuant to Rule 14a-6(b) and Regulation S-T under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) on behalf of FPL Group, Inc. (“FPL Group”) are definitive forms of the Notice of Annual Meeting, Proxy Statement, Forms of Proxy Cards, and related materials to be furnished to shareholders of FPL Group in connection with its 2007 Annual Meeting of Shareholders to be held on May 25, 2007.

Please be advised that FPL Group intends to register the shares covered by the 2007 Non-Employee Directors Stock Plan (approval of which is the subject of Proposal 3 as set forth in the Proxy Statement) under the Securities Act of 1933, as amended, by the end of 2007, and in any event prior to making any grants under the plan.

Sincerely,

/s/ Alissa E. Ballot

Alissa E. Ballot
Vice President & Corporate Secretary

Enclosures